Exhibit 1

For Immediate Release

BioLineRx and Major Global Pharmaceutical Company
Form Strategic Collaboration for Screening and
Development of Novel Drug Candidates

- Global pharmaceutical company makes initial $10 million
equity investment in BioLineRx -

- BioLineRx to host conference call today, December, 16 at 10:00 a.m. EST -

Jerusalem, Israel – December 16, 2014 – BioLineRx Ltd. (NASDAQ: BLRX; TASE: BLRX), a clinical-stage biopharmaceutical company dedicated to identifying, in-licensing and developing promising therapeutic candidates, today announced that it has entered into a multi-year strategic collaboration agreement with Novartis Pharma AG designed to facilitate development and commercialization of Israeli-sourced drug candidates.

Leveraging BioLineRx’s close and long-lasting ties with academic institutions, hospitals and biomedical companies in Israel, as well as its proven project screening process and development expertise, Novartis will evaluate projects identified and presented by BioLineRx for co-development and potential future licensing under the collaboration. The companies intend to co-develop a number of pre-clinical and early clinical therapeutic projects through clinical proof-of-concept. As part of the agreement, Novartis has made an initial equity investment in BioLineRx of $10 million for 12.8% of BioLineRx’s current shares outstanding.

Dr. Kinneret Savitsky, CEO of BioLineRx, said, “This is a transformative collaboration for BioLineRx. Recognition by Novartis, the global leader for innovative therapeutics, is a further validation of our drug development capabilities, our business model, and our strong track record of selecting the most promising innovative therapeutic programs stemming from Israel’s leading research institutions and biotech start-ups, and developing them towards commercialization. Working closely with Novartis at relatively early stages of project development will enable us to tailor our development processes to meet their needs and expectations, helping to ensure agreed upon clinical goals are met successfully.”

Under the terms of the agreement, Novartis acquired an initial 5,000,000 American Depositary Shares of BioLineRx in a private transaction at a price of $2.00 per share for a total equity investment of $10 million. Novartis will not have any governance rights and has agreed to certain standstill provisions. Novartis and BioLineRx will jointly evaluate both clinical and pre-clinical stage projects presented by BioLineRx via a Joint Steering Committee, which will determine which projects to advance further in development and on what terms. Projects at or reaching the clinical stage will be eligible for selection by Novartis. Upon selection of a project, Novartis will pay BioLineRx an option fee of $5 million, as well as fund 50% of the anticipated remaining development costs associated with establishing clinical proof-of-concept, in the form of an additional equity investment in BioLineRx. Novartis will have an exclusive right of first negotiation to license from BioLineRx each selected project upon establishment of clinical proof-of-concept. The companies intend to develop up to three programs pursuant to this collaboration.

Conference Call and Webcast Information
BioLineRx will hold a conference call today, December 16, 2014, at 10:00 a.m. EST. Dr. Kinneret Savitsky, Chief Executive Officer; Philip Serlin, Chief Financial and Operating Officer; and David Malek, Vice-President of Business Development, will present and provide more details on the collaboration with Novartis. To access the conference call, please dial 1-888-668-9141 from the U.S. or +972-3-918-609 internationally. The call will also be available via live webcast through BioLineRx’s website. A replay of the conference call will be available approximately two hours after completion of the live conference call. To access the replay, please dial 1-888-326-9310 from the U.S. or +972-3-925-5901 internationally. The replay will be available through December 19, 2014.

About BioLineRx
BioLineRx is a publicly-traded, clinical-stage biopharmaceutical company dedicated to identifying, in-licensing and developing promising therapeutic candidates. The Company in-licenses novel compounds primarily from academic institutions and biotech companies based in Israel, develops them through pre-clinical and/or clinical stages, and then partners with pharmaceutical companies for advanced clinical development and/or commercialization.

BioLineRx’s current portfolio consists of a variety of clinical and pre-clinical projects, including: BL-1040 for prevention of pathological cardiac remodeling following a myocardial infarction, which has been out-licensed to Bellerophon BCM (f/k/a Ikaria) and is in the midst of a pivotal CE-Mark registration trial; BL-8040, a cancer therapy platform, which is in the midst of a Phase 2 study for acute myeloid leukemia (AML) as well as a Phase 1 study for stem cell mobilization; and BL-7010 for celiac disease, which has completed a Phase 1/2 study.

For more information on BioLineRx, please visit www.biolinerx.com or download the investor relations mobile device app, which allows users access to the Company’s SEC documents, press releases, and events. BioLineRx’s IR app is available on the iTunes App Store as well as the Google Play Store.

Safe Harbor Statement
Various statements in this release concerning BioLineRx’s future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2014. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contacts:
Tiberend Strategic Advisors, Inc.
Joshua Drumm, Ph.D.
jdrumm@tiberend.com
+1-212-375-2664

Andrew Mielach
amielach@tiberend.com
+1-212-375-2694

or

Tsipi Haitovsky
Public Relations
+972-3-6240871
tsipihai5@gmail.com